Louis A. Brilleman, P.C.
110 Wall Street, 11th Floor
New York, NY 10005-3817
Phone: 212-709-8210
Fax: 212-943-2300

June 30, 2010

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Coda Octopus Group, Inc. (the “Company”) Form 10-K for the year ended October 31, 2008 (the “Form 10-K”) File No. 000-52815

Dear Mr. Humphrey:

This letter is in response to the letter dated June 11, 2010 by the accounting staff of the Securities and Exchange Commission (the “Staff”) with comments on the Company’s responses to previous Staff comments.

Note 10- Derivative Liability, page 18

The Company confirms to the Staff that some of the warrants identified in the Company’s earlier response of June 8, 2010 were issued to officers of the Company and in particular those shown as items 22, 23, 24, 25, 125, 126, 127, 128, 129 and 130 in the Schedule to the said letter.

These warrants fall within the scope of 815-40-15-3 because they were issued under the same terms as the other warrants, and as such, carry the same potential liability.

The Company believes that the terms of these warrants are not unusual and the main terms of the warrants are as described in its response of June 8, 2010.  These are 5-year warrants which expire through 2012 (“Warrants”). Under the terms of these Warrants, the holder may purchase the specified number of Company’s common stock during the warrant term at exercise prices of between $1.30 and $1.70.

The exercise price of the warrants is adjusted when the Company issues or is deemed to have issued (in the case of stock options, warrants, convertible securities or other rights to purchase or acquire shares of common stock) ‘additional shares of common stock’ at a price below the then applicable exercise price (a “Triggering Issuance”). In general, no price adjustment will be made for issuances in which the Company's net proceeds as consideration for such issuance is less than $300,000 during any calendar year. Upon the occurrence of a Triggering Issuance, the exercise price of the warrant is adjusted by multiplying the warrant price in effect on the day immediately prior to the Triggering Issuance by a fraction (i) multiplying the Warrant Price in effect on the day immediately prior to the Triggering Issuance by a fraction (i) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on the Triggering Issuance plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued would purchase at the Warrant Price on the Triggering Issuance (or, in the case of Common Stock Equivalents, the number of shares of Common Stock which the aggregate consideration received by the Company upon the issuance of such Common Stock Equivalents and receivable by the Company upon the conversion, exchange or exercise of such Common Stock Equivalents would purchase at the Warrant Price on the Triggering Issuance) and (ii) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on the Triggering Issuance plus the number of additional shares of Common Stock issued or to be issued (or, in the case of Common Stock Equivalents, the maximum number of shares of Common Stock into which such Common Stock Equivalents initially may convert, exchange or be exercised)

Mr. David R. Humphrey
Securities and Exchange Commission
June 30, 2010

These instruments are not considered to be indexed to our stock because in line with the two-step approach detailed under FASB ASC 815-40-15-7 “Derivatives and Hedging” (formerly EITF 07-05), we have 1) evaluated the contingent exercise provisions, and 2) we have evaluated the settlement provisions, thus drawing us to this conclusion.

Please contact the undersigned at 212-709-8210 if you need any addition al information.

Very truly yours, /s/ Louis A. Brilleman

cc:	Geoffrey Turner, Chief Executive Officer (Coda Octopus Group, Inc.) Judith Wallace Chief Financial Officer Coda Octopus Group